December 21 , 2011

Amanda Ravitz
Assistent Director
Securities and Exchange Commission

Re: Baby All Corp.
Amendment No. 6 to Registration Statement on Form S-1
Filed December 20 2011
File No. 333-173302

Dear Ms. Ravitz

Baby All Corp. (“Baby All”) acknowledges receipt of the letter dated  December   20   2011 (the "Staff Letter") from the staff (the "Staff") of the Division of Corporation Finance of the United States Securities and Exchange Commission (the "SEC"). Per the instructions in your letter, we have amended our  Registration Statement (#7 ) on Form S-1 (the " Amended Draft") and have tracked all changes in the edgarized document for ease of review.

The following is an item-by-item response to the Staff’s comments.We appreciate the Staff's comments as well as the opportunity this process provides to improve the content of our SEC filings. Where we agree to make requested revisions to our disclosures in future filings with the SEC, such agreement and any such revisions to disclosures made in future filings should not be taken as an admission that prior disclosures were in any way deficient. We have noted in our responses below the disclosures that we anticipate will be affected by this internal review process insofar as they may be applicable to the Staff's comments. Any changes in our future SEC filings made as a result of this review process should not be taken as an admission that prior disclosures were in any way deficient.

We acknowledge that Baby All is responsible for the adequacy and accuracy of the disclosure in its filing and that Staff comments or changes to disclosures in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing. We also represent that we will not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Set forth below are the Staff's comments contained in the Staff Letter followed by our responses

We will not independently develop, manufacture and market our proposed product, page 10

1)  Please reconcile the disclosure in the second paragraph of this section regarding your “preliminary research” with the new disclosure on pages 14 and 18 regarding your more recent research.

Response

We extended our research pursuant to the prior request of the Staff to state more explicitly the FDA ramifications and related application process and consequences and therefore amended, included additional disclosures on page 14 and on page 18 accordingly. (This was initiated after our initial research subscribed on page 10).
We have therefore now revised (and deleted certain wording in ) the second paragraph on page 10 for consistency and for reconciliation accordingly .

Cost and Schedule, page 18

2. Please expand the appropriate sections, such as the sections entitled “Use of Proceeds” and “Management’s Analysis” to clarify how you intend to fund the fee mentioned in this section. For example, do you intend to use the proceeds from this offering to fund the fee?

As the business model of Baby All is to license the technology ( and to generate revenues on a royalty basis ) to third parties who will be responsible for licensing , manufacturing ,  marketing , selling , including the FDA application process  , it will be up to the third parties to bear the cost of the FDA applications  thru final FDA approval . We have added this on Page 18 and in the section of Managements Analysis accordingly. We have therefore not included this in the Use of Proceeds .

Please do not hesitate to contact us if you have any additional queries

Sincerely,
Efrat Schwartz, President and Director
Baby All Corp

cc: Amanda Ravtz , Securities and Exchange Commission, Division of Corporation Finance - Edgar